UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

July 24, 2026

_____

In the Matter of

Yuanxiang Acquisition Corp.	**ORDER DECLARING REGISTRATION**
HaimenYuCun Bldg 3-1 Floor 2 No 3	**STATEMENT ABANDONED UNDER THE**
Haibin Middle Road 6-3	**SECURITIES ACT OF 1933, AS AMENDED**
Xichang, Sichuan, China	

File No: 333-290315

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Yuanxiang Acquisition Corp. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Yuanxiang Acquisition Corp. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on July 24, 2026.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief